

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Peter Tropoli
General Counsel & Corporate Secretary
Whitestone REIT
2600 S. Gessner Road, Suite 500
Houston, TX 77063-3223

> **Re: Whitestone REIT**
> **PRE 14A filed March 18, 2024**
> **File No. 001-34855**

Dear Peter Tropoli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed March 18, 2024

General

1. We note that your preliminary proxy statement was filed under EDGAR tag "PRE 14A," as opposed to EDGAR tag "PREC14A," the latter of which should be used for contested solicitations. Please keep this in mind for future reference, and please ensure that subsequent filings are filed under the correct EDGAR tag.

2. The proxy statement includes conflicting references regarding whether the Company intends to use the "notice and access" method of delivery. Please clarify and ensure consistency throughout the document.

3. Pages 6 and 16 include references to your Corporate Governance Guidelines' resignation policy that applies during uncontested elections. Please revise to make clear that such policy will not apply to this year's election given that the election is contested.

4. Please ensure that up-to-date information is provided throughout the proxy statement. For example, it is unclear why December 31, 2022 is referred to in the second paragraph

on page 66 and March 31, 2022 is referred to in the second and third paragraphs on page 68.

5.   Please provide disclosure that is fully responsive to Item 4(b) of Schedule 14A.

6.   We see the note to draft on page 70 indicating that disclosure responsive to Item 5(b) of Schedule 14A is forthcoming. Please ensure that all such required disclosure is included in your proxy statement.

7.   The proxy card indicates that the meeting will be held on May 3, 2024, at 9:00 a.m. Central Time, despite such information being omitted everywhere else in the proxy statement. Please advise.

8.   On the proxy card, please list the Erez nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

9.   Please include disclosure regarding the fact that information about the Erez nominees can be found in Erez's proxy statement, which can be accessed, without cost, on the Commission's website. See Item 7(f) of Schedule 14A.

10.   Please disclose how the Company intends to treat proxy authority granted in favor of the Erez nominees if Erez abandons its solicitation or fails to comply with Rule 14a–19. See Item 21(c) of Schedule 14A.

Background of the Solicitation, page 10

11.   Please explain who Mr. Davis and Mr. Sheikman are.

12.   Regarding the paragraph that refers to March 7, 2024, please clarify that the Erez press release announced the nomination of its two candidates and that those candidates were Schanzer and Clark. Please also clarify that the Company's press release made no mention of Mr. Winters. Finally, please correct the subsequent paragraph to disclose that Erez filed a "DFAN14A" on March 7, 2024, rather than March 8, 2024, notwithstanding the fact that there may have been a delay in such filing appearing on the SEC's website.

Proposal No. 2 - Advisory Vote on Executive Compensation, page 34

13.   We note the following statement: "we expect that, subject to the voting results of Proposal No. 3, the next Say-On-Pay vote will occur at the 2029 Annual Meeting of Shareholders." It is unclear how Proposal No. 3 relates to Proposal No. 2, and it appears that the next say-on-pay vote will occur at the 2025 annual meeting, not 2029. Please revise, or advise.

  We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions